

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | **Fax:** 91-22-2285 5348

SEC Mail Processing Section
JAN 25 2010
Washington, DC
120

The Securities & Exchange Commission
Division of Corporate Finance,
100, F. Street, N.E.,
Washington D.C. 20549
U.S.A.

Date :
Ref. No.:
Date: 19.01.2010
Letter No.: CC/S&B/VKJ/ 2841

FILE NO. 82.4524

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

SUPPL

Dear Sir/Madam,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT: CLAUSE 19
PROPOSAL TO DECLARE INTERIM DIVIDEND
FOR THE YEAR ENDING 31.03.2010
CENTRAL BOARD'S MEETING ON 25.01.2010
NOTICE TO STOCK EXCHANGES

We enclose for your information a copy of our letter No. CC/S&B/VKJ/2833 dated 19.01.2010 addressed to Bombay Stock Exchange, Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,


10015119



(Man Mohan Pathak)
General Manager
(Shares & Bonds)

Encl: as above

dlw 1/28



भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | Fax: 91-22-2285 5348

Date :

Ref. No.:

Date: 19.01.2010

The Executive Director,
Bombay Stock Exchange
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Letter No.: CC/S&B/VKJ/2833

FILE NO. 82.4524

Dear Sir/Madam,

LISTING AGREEMENT: CLAUSE 19
PROPOSAL TO DECLARE INTERIM DIVIDEND
FOR THE YEAR ENDING 31.03.2010
CENTRAL BOARD'S MEETING ON 25.01.2010
NOTICE TO STOCK EXCHANGES

Please refer to our notice in terms of clause 19(a) of the Listing Agreement, vide our letter no. CC/S&B/VKJ/2819 dated 19.01.2010 whereby we advised that Bank's Board will approve Unaudited Quarterly Working Results of the Bank for the quarter ended 31.12.2009 in its meeting on 25.01.2010.
Further, we advise that the proposal for considering declaration of interim dividend will also be taken up by Bank's Board in the above meeting as already advised vide our letter no. CC/S&B/VKJ/2790 dated 19.01.2010.

Yours faithfully,

(Man Mohan Pathak)
General Manager
(Shares & Bonds)



भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | Fax: 91-22-2285 5348

Mail Processing Section
JAN 25 2010
Washington, DC
120

FILE NO. 82.4524

Date :

Ref. No.:
16.01.2010

CC/S&B/VKJ/ 2795

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir/Madam,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
UNAUDITED FINANCIAL RESULTS FOR THE QUATER ENDED 31ST DECEMBER, 2009
CENTRAL BOARD'S MEETING ON 25TH JANUARY, 2010
NOTICE TO STOCK EXCHANGES : PRESS RELEASE

We enclose for your information, a copy of our letter No. CC/S&B/VKJ/ 2790 dated January,16, 2010 addressed to the Bombay Stock Exchange, Mumbai.

Yours faithfully,

(Man Mohan Pathak)
General Manager

Encl. as above


भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | Fax: 91-22-2285 5348

FILE NO. 82.4524

Date :

Ref. No.:
16.01.2010

CC/S&B/VKJ/ 2790

The Executive Director,
The Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
27th Floor, Dalal Street,
Mumbai - 400 001

Dear Sir/Madam,

LISTING AGREEMENT
UNAUDITED FINANCIAL RESULTS FOR THE QUATER ENDED 31ST DECEMBER, 2009
CENTRAL BOARD'S MEETING ON 25TH JANUARY, 2010
NOTICE TO STOCK EXCHANGES : PRESS RELEASE

In terms of Clause 41 of the Listing Agreement, we advise that a meeting of the Bank's Central Board will be held on Monday, 25th January, 2010, to take on record the unaudited financial results of the Bank for the quarter ended 31st December, 2009. In terms of Clause 31(c) of the Listing Agreement, we also enclose for your information, three copies of the press release being issued in connection with convening of the meeting on Monday, 25th January, 2010.

Yours faithfully,


(Man Mohan Pathak)
General Manager

Encl. as above

FILE NO. 82.4524

PRESS RELEASE

STATE BANK OF INDIA
CENTRAL OFFICE, MUMBAI 400 021.

A meeting of the Central Board of the Bank will be held on the 25th January 2010 at Mumbai to approve the working results of the Bank for the quarter ended 31st December 2009.

Mumbai
Date:

O. P. BHATT
CHAIRMAN



भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan,
Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | Fax: 91-22-2285 5348

Date :
Ref. No.:

SEC
Mail Processing
Section
JAN 25 2010
Washington, DC
120

The Securities & Exchange Commission
Division of Corporate Finance,
100, F. Street, N.E.,
Washington D.C. 20549
U.S.A.

Date: 19.01.2010

Letter No.: CC/S&B/VKJ/ 2828

FILE NO. 82.4524

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir/Madam,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT: CLAUSE 19
PROPOSAL TO DECLARE INTERIM DIVIDEND
FOR THE YEAR ENDING 31.03.2010
CENTRAL BOARD'S MEETING ON 25.01.2010
NOTICE TO STOCK EXCHANGES

We enclose for your information a copy of our letter No. CC/S&B/VKJ/2819 dated 19.01.2010 addressed to Bombay Stock Exchange, Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,



(Man Mohan Pathak)
General Manager
(Shares & Bonds)

Encl: as above



भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग, मध्यवर्ती कार्यालय,
स्टेट बँक भवन, मादाम कामा मार्ग, मुंबई - 400 021
शेयर एवं बांड विभाग, केन्द्रीय कार्यालय,
स्टेट बैंक भवन, मादाम कामा मार्ग, मुंबई - 400 021
Shares & Bonds Department, Central Office, State Bank Bhavan, Madame Cama Marg, Mumbai - 400 021

Tel.: 022-2288 3888 | Fax: 91-22-2285 5348

Date :

Ref. No.:

The Executive Director,
Bombay Stock Exchange
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

Date: 19.01.2010

Letter No.: CC/S&B/VKJ/2819

Dear Sir/Madam,

FILE NO. 82.4524

LISTING AGREEMENT: CLAUSE 19
PROPOSAL TO DECLARE INTERIM DIVIDEND
FOR THE YEAR ENDING 31.03.2010
CENTRAL BOARD'S MEETING ON 25.01.2010
NOTICE TO STOCK EXCHANGES

In terms of clause 19(a) of the Listing Agreement, we advise that a meeting of the Bank's Central Board will be held on Monday, the 25th January 2010, to consider the proposal for declaration of interim dividend for the year ending 31.03.2010.

Yours faithfully,

(Man Mohan Pathak)
General Manager
(Shares & Bonds)